Paris, October 21, 2004

SALES MOMENTUM MAINTAINED, RAPID PROGRESS ON INTEGRATION

Sustained growth in proforma combined net sales1: 10.5% for the first nine months of 2004

Aventis will be consolidated by the sanofi-aventis Group for the first time with effect from September 30, 2004. Consequently, sanofi-aventis consolidated net sales for the third quarter and for the first nine months of 2004 relate solely to the scope of consolidation of the former Sanofi-Synthélabo.

In the third quarter of 2004, sanofi-aventis (formerly Sanofi-Synthélabo) generated consolidated net sales of 2,306 million euros, up 17.0% (13.2% on a reported basis). Currency fluctuations had a negative impact of 2.2 points. In the nine months to end September 2004, sanofi-aventis (formerly Sanofi-Synthélabo) generated consolidated net sales of 6,766 million euros, up 18.2% (13.9% on a reported basis). Currency fluctuations had a negative impact of 3.7 points. Details of these figures are given in the appendix.

In order to give a better representation of the business performance of the new Group, we have decided to publish and explain proforma combined net sales for the third quarter and for the first nine months of 2004, along with comparatives for 2003.

Unless otherwise indicated, the growth figures given in this press release are on a comparable basis (see the explanatory notes).

Third quarter of 2004:

•	Proforma combined net sales: up 10.7% at 6,492 million euros.
•	Top 15 products: sales growth of 18.5%, 62.2% contribution to pharmaceuticals business proforma combined net sales.
•	Proforma combined developed sales[2]: up 13.0% at 7,343 million euros.

First 9 months of 2004:

•	Proforma combined net sales: up 10.5% at 18,776 million euros.
•	Top 15 products: sales growth of 18.5%, 60.2% contribution to pharmaceuticals business proforma combined net sales.
•	Proforma combined developed sales[2]: up 13.4% at 20,998 million euros.

Integration process

•	Appointment of heads of corporate and operational activities, and their key support staff.
•	Decision on headquarters sites in major countries.
•	Proposed merger of Aventis and sanofi-aventis to be submitted to Extraordinary General Meetings of the shareholders of both companies in December 2004.
•	Strengthening of the Actonel® alliance with Procter & Gamble.

 1 Proforma combined net sales represents net sales generated by the Sanofi-Synthélabo and Aventis groups excluding net sales from products divested at the request of the antitrust authorities, which have been eliminated with effect from the start of the periods presented, and also excluding the Aventis Behring business divested in March 2004.
 2 Proforma combined developed sales include proforma combined sales recorded by sanofi-aventis and sales generated under the agreements with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel) and Aprovel®/Avapro® /Karvea® (irbesartan), and with Fujisawa on Myslee® (zolpidem) (see explanatory notes).

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Proforma combined net sales

In the third quarter of 2004, net sales came to 6,492 million euros, a rise of 10.7%. Currency fluctuations had a negative impact of 4.0 points.

In the nine months to end September 2004, sanofi-aventis generated net sales of 18,776 million euros, an increase of 10.5%. Currency fluctuations had a negative impact of 4.6 points, more than two-thirds of which was due to the fall in the US dollar relative to the first nine months of 2003.

Proforma combined net sales by business segment

Net sales reported by sanofi-aventis comprise net sales generated by the pharmaceuticals business and net sales generated by the human vaccines business.

Pharmaceuticals:

Third-quarter proforma combined net sales for the pharmaceuticals business were 5,936 million euros, a rise of 10.9%. In the nine months to end September, proforma combined net sales for the pharmaceuticals business were up 10.8% at 17,560 million euros.

Third-quarter proforma combined net sales of the top 15 products totaled 3,690 million euros (up 18.5%), representing 62.2% of proforma combined net sales for the pharmaceuticals business, against 58.2% for the third quarter of 2003. In the nine months to end September, proforma combined net sales of the top 15 products were 10,578 million euros (up 18.5%), representing 60.2% of proforma combined net sales for the pharmaceuticals business, compared with 56.3% in the nine months in the nine months to end September 2003.

Millions of euros	2004 Q3 net sales	Change on a comparable basis	2004 9-month net sales	Change on a comparable basis

Lovenox®	482	+24.5%	1,397	+23.2%
Plavix®	433	+23.4%	1,251	+30.9%
Allegra®	367	-2.9%	1,129	-7.6%
Taxotere®	367	+9.2%	1,083	+12.5%
Ambien®	406	+17.0%	1,067	+17.4%
Eloxatin®	332	+59.6%	873	+54.5%
Tritace®	237	-18.8%	702	-18.0%
Lantus®	224	+85.1%	599	+96.4%
Aprovel®	195	+13.4%	585	+16.5%
Copaxone®	192	+31.5%	534	+28.1%
Amaryl®	161	+9.5%	491	+18.3%
Depakine®	76	+10.1%	226	+10.8%
Actonel®	80	+66.7%	220	+71.9%
Nasacort®	69	+19.0%	214	+10.3%
Xatral®	69	+27.8%	207	+32.7%

Total	3,690	+18.5%	10,578	+18.5%

Proforma combined net sales generated by the rest of the pharmaceuticals business rose by 0.3% to 2,247 million euros in the third quarter and by 0.9% to 6,982 million euros over the 9 months in the nine months to end September.

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Human Vaccines

Third-quarter proforma combined net sales for the Human Vaccines business came to 556 million euros, a rise of 9.0%. In the nine months to end September, proforma combined net sales for this business reached 1,216 million euros, up 6.4%. Influenza vaccines posted strong growth of 15.1% to 305 million euros in the nine months to end September.

Net sales of the main vaccines Millions of euros	2004 Q3 net sales	Change on a comparable basis	2004 9-month net sales	Change on a comparable basis

Influenza vaccines	255	+19.0%	305	+15.1%
Pediatric combination vaccines	85	-6.6%	275	+6.7%
Polio vaccines	48	-22.1%	153	-12.8%
Adult booster vaccines	47	+13.7%	147	+39.6%
Travel vaccines	39	+12.8%	118	+2.6%
Meningitis vaccines	36	+56.1%	76	+17.4%

In Europe, the joint venture with Merck & Co. (Aventis Pasteur MSD), which is not included in proforma combined net sales, generated sales of 481 million euros in the nine months to end September.

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Proforma combined net sales by geographical region

Millions of euros	2004 Q3 proforma combined net sales	Change on a comparable basis	2004 9-month proforma combined net sales	Change on a comparable basis

Europe	2,634	+5.5%	8,132	+6.5%
United States	2,422	+18.3%	6,476	+16.0%
Other countries	1,436	+8.8%	4,168	+10.6%

Total	6,492	+10.7%	18,776	+10.5%

In France, the Group’s blockbusters recorded further growth in the third quarter, with sales up by 28.4% for Plavix®, 48.8% for Taxotere®, 31.7% for Eloxatin® and 15.8% for Lovenox®.

Proforma combined net sales generated by the pharmaceuticals business in Germany rose by 4.2% in the nine months to end September despite a strong impact from the introduction of generics of Tritace®.

In the United States, proforma combined net sales advanced by 16.0% thanks to good performances from Lantus®, Eloxatin®, Lovenox® and Ambien®.

The Group also performed well in Japan, with third-quarter sales growth reaching 47.8% for Actonel®, 21.3% for Amaryl®, and 13.0% for Myslee®. Proforma combined net sales in Japan recorded growth of 7.5% in the nine months to end September, to 786 million euros.

Proforma combined developed sales

Proforma combined developed sales2 give an indication of the overall presence of sanofi-aventis products in the market. In the third quarter, proforma combined developed sales amounted to 7,343 million euros, a rise of 13.0%. Developed sales in the nine months to end September 2004 were up 13.4% at 20,998 million euros.

Proforma combined developed sales of Plavix®/Iscover® : up 40.7% in the 9 months to end September

Proforma combined developed sales of Plavix®/Iscover® rose by 28.8% in the third quarter to 1,095 million euros, and were up 40.7% in the nine months to end September at 2,964 million euros.

Millions of euros	2004	Change on a comparable	2004	Change on a comparable
	Q3	basis	9 months	basis

Europe	338	+22.5%	973	+30.3%
United States	636	+30.9%	1,643	+46.7%
Other countries	121	+37.5%	348	+45.0%

Total	1,095	+28.8%	2,964	+40.7%

In the United States, proforma combined developed sales of Plavix® rose by 30.9% in the third quarter. In the nine months to end September, the product achieved growth of 46.7%, to 1,643 million euros. Total prescriptions (TRx) of Plavix® in the nine months to end September increased by 25.5% 3.

 3 Source: IMS NPA 3 Channels — YTD Sept. 2004

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Proforma combined developed sales of Aprovel ®/Avapro®/Karvea®: up 24.0% in the 9 months to end September

Proforma combined developed sales of Aprovel®/Avapro® /Karvea® increased by 24.3% in the third quarter to 374 million euros, and were 24.0% higher in the nine months to end September at 1,066 million euros.

		Change on a		Change on a
	2004	comparable	2004	comparable
Millions of euros	Q3	basis	9 months	basis

Europe	181	+14.6%	533	+15.6%
United States	122	+35.6%	334	+32.0%
Other countries	71	+34.0%	199	+36.3%

Total	374	+24.3%	1,066	+24.0%

In the United States, proforma combined developed sales of Avapro® rose by 35.6% in the third quarter. In the nine months to end September, the product achieved growth of 32.0%, to 334 million euros. Total prescriptions of Avapro® (TRx) in the nine months to end September advanced by 15.8% 3, and the product is holding its market share at around 15%3.

Comments by therapeutic class

All net sales figures cited for products represent proforma combined net sales.

Cardiovascular/Thrombosis

In the third quarter, Lovenox® achieved net sales growth of 28.4% in the United States (to 297 million euros) and 19.6% in Europe (to 136 million euros). In the nine months to end September, net sales of Lovenox® were 1,397 million euros, a rise of 23.2%, with growth reaching 25.7% in the United States (to 841 million euros) and 18.7% in Europe (to 415 million euros). The doubling of promotional resources devoted to Lovenox® since 2003 has started to deliver results.

In the nine months to end September, net sales of Plavix® were 1,251 million euros, up 30.9%. Six years after its launch, Plavix® again achieved growth in Europe (28.9% in the nine months to end September).

Third-quarter sales of Delix®/Tritace® were 237 million euros. In the nine months to end September, net sales of Delix® /Tritace® amounted to 702 million euros, down 18.0%, reflecting the impact of generics in Germany and the United Kingdom. However, this product continued to post double-digit growth in Canada and France.

In the nine months to end September, net sales of Aprovel® were 585 million euros, up 16.5%. In Europe, Aprovel® has a 17.3%4 share of the angiotensin II receptor antagonists market.

Net sales of Cordarone® in the nine months to end September were 1% higher at 109 million euros.

 4 IMS/GERS Europe (15 countries) — Sales by Value — YTD August 2004

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Oncology

Third-quarter net sales of Taxotere® amounted to 367 million euros, an increase of 9.2%. The product posted strong growth in Europe during the quarter (up 29.8% at 123 million euros), especially in France. In the United States, Taxotere® recorded a fall of 2.0% to 172 million euros. 2004 is a transitional year in this market for Taxotere®, which is still adversely affected by the reimbursement system. In the nine months to end September, net sales of Taxotere® were 1,083 million euros, a rise of 12.5%. In Europe, the product achieved 32.0% growth over the 9-month period, to 372 million euros. Over the same period, sales in the United States were virtually flat (down 0.7%).

In the third quarter, Eloxatin® posted particularly strong growth in the United States (up 75.6% at 199 million euros). The product continued to achieve very rapid growth in Europe (up 36.7% at 109 million euros). In the nine months to end September, net sales of Eloxatin® were up 54.5% at 873 million euros, with net sales growth reaching 69.7% in the United States (to 510 million euros) and 34.4% in Europe (to 297 million euros).

In the United States, Eloxatin® has market share of more than 45%5 as a first and second line treatment for metastatic colorectal cancer. 55%5 of Avastin® usage is in association with Eloxatin® (Folfox regime).

Central Nervous System

Ambien® posted third-quarter growth of 20.0% in the United States to 354 million euros. In the nine months to end September, net sales of Ambien ® in the United States advanced by 20.6% to 901 million euros, with a growth rate in total prescriptions (TRx) of 11.3%3. In Japan, net sales of Myslee® in the nine months to end September were 42 million euros, a rise of 17.9%. Myslee® continues to gain market share. In August 2004 it had 23.9%6 of the hypnotics market.

In the third quarter, Copaxone® achieved sales growth of 31.6% in the United States (to 132 million euros) and 32.2% in Europe (to 49 million euros), thanks in particular to the launch of pre-filled syringes. Net sales of Copaxone® in the nine months to end September were 534 million euros, an increase of 28.1%.

In the third quarter, Depakine® posted a 10.1% increase in net sales to 76 million euros. In the nine months to end September, net sales of Depakine® totaled 226 million euros, an increase of 10.8%, thanks to an excellent performance in the “Other countries” region (up 23.8%).

Diabetes

In the third quarter, Lantus® recorded net sales growth of 66.7% in the United States (to 137 million euros) and 116.3% in Europe (to 72 million euros). Net sales of Lantus® in the nine months to end September were 599 million euros, a rise of 96.4%, with net sales growth reaching 66.6% in the United States (to 364 million euros) and 153.7% in Europe (to 197 million euros). In the United States, Lantus® had a market share of 25%7 in terms of total insulin prescriptions during the third quarter.

In the third quarter, net sales of Amaryl® rose by 12.2% in the United States (to 47 million euros) and by 6.3% in Europe (to 58 million euros). In the nine months to end September, net sales of Amaryl® were 491 million euros, a rise of 18.3%; the product posted growth of 28.3% in the United States (to 154 million euros) and 7.3% in Europe (to 165 million euros).

 5 Source: IntrinSiq Research — rolling 3 months, August 2004
 6 Source: IMS Retail + Hospital — Sales by Value — YTD August 2004
 7 IMS NPA — 3 Channels — Third Quarter 2004

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Internal Medicine

In the third quarter, the decline in net sales of Allegra® was limited to 2.9% (to 367 million euros). In the United States, Allegra® is proving more resilient than expected, with the decline in sales slowing every quarter, and 9-month net sales reaching 306 million euros. The product’s market share in the United States (TRx) was 43.3%7 in the third quarter, compared with 41.9%8 in the first quarter of 2004. In Europe, sales of Allegra® are stable. Net sales of Allegra® in the nine months to end September amounted to 1,129 million euros, including 900 million euros in the United States.

In the third quarter, worldwide sales of Actonel® were 302 million euros. Proforma combined net sales of this product recorded by sanofi-aventis amounted to 80 million euros, an increase of 66.7%. In the nine months to end September, worldwide sales of Actonel® via the alliance with Procter & Gamble reached 772 million euros, while proforma combined net sales were up 71.9% at 220 million euros. In Japan, sales of Actonel® in the nine months to end September were up 75.1% at 32 million euros.

Third-quarter net sales of Ketek® were 41 million euros. In the nine months to end September, net sales of Ketek® amounted to 118 million euros, an increase of 124.0%. In the third quarter, net sales of Xatral® rose by 27.8% to 69 million euros. In the nine months to end September, net sales of Xatral® totaled 207 million euros, an increase of 32.7%. In the United States, Xatral® achieved 10.2% market share of new prescriptions in August (NRx)9.

Third-quarter sales of Eligard® came to 16 million euros. In the nine months to end September, net sales of Eligard® were up 111.6% at 45 million euros. Most of the growth came from the formulation of Eligard® administered once every four months.

Recent Events

September 17, 2004	Extension of indication granted for Eloxatin® in Europe as stage III colon cancer treatment.

September 22, 2004	The FDA Advisory Committee recommended Menactra® as a vaccine for prevention of meningococcal meningitis. Menactra® is the first quadrivalent conjugate vaccine, and offers extended protection against meningococcal serogroups (A, C, Y, W-155).

September 30, 2004	Application for approval of Apidra® filed with the FDA for use with the new OptiClik® reusable pen system

October 4, 2004	Approval of Apidra® in Europe announced. Apidra® complements Lantus®, the only basal insulin on the market.

October 6, 2004	Announcement of discussions in the United States between Aventis Pasteur and the CDC (Centers for Disease Control and Prevention) to meet public health needs following announcement of the suspension of supply of influenza vaccine by Chiron.

October 8, 2004	Strengthening of the alliance on Actonel® (risedronate) between sanofi-aventis and Procter & Gamble.

 8 IMS NPA — 3 Channels — First Quarter 2004
 9 Market Definition: Uroxatral® + Flomax®
    IMS NPA + 7 weekly (2 Channels), 4 weeks average NRx — end September 2004

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Recent events associated with the offers for Aventis and Hoechst shares

September 16, 2004	Definitive results of the sanofi-aventis offer for Aventis, giving sanofi-aventis 98.03% of the share capital and 98.09% of the voting rights of Aventis.

October 1, 2004	Announcement by sanofi-aventis of mandatory offer to the shareholders of Hoechst Aktiengesellschaft. The public offer, open from October 1 to December 10, 2004, is priced at 51.23 euros per Hoechst share, and covers the remaining 1.91% of Hoechst shares not yet held by sanofi-aventis.

October 2004	The Management Board of Aventis at its meeting on October 13, 2004, and the Supervisory Board of Aventis and the Board of Directors of sanofi-aventis at their respective meetings on October 14, 2004, have each approved the terms of a plan of merger of Aventis with and into sanofi-aventis. The decision to study a plan of merger was previously announced on August 31, 2004. The merger exchange ratio has been set at 27 sanofi-aventis ordinary shares for 23 Aventis ordinary shares, substantially equivalent to the exchange ratio offered in the all stock election in the public tender offer before the adjustment in respect of the Aventis dividend (or 1.1739).

A draft “E” document has been filed by sanofi-aventis with the AMF. This document has been posted on the sanofi-aventis website in draft form.

sanofi-aventis has also filed with the SEC a second post-effective amendment to its registration statement on Form F-4 (File no. 333-112314) filed with the SEC in connection with its acquisition of Aventis. This amendment is available at the website of the SEC.

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2004 third quarter consolidated net sales for sanofi-aventis (formerly Sanofi-Synthélabo):

In the third quarter of 2004, sanofi-aventis generated consolidated net sales of 2,306 million euros, up 17.0% (13.2% on a reported basis).

Currency fluctuations had a negative impact of 2.2 points.

Third-quarter consolidated net sales of sanofi-aventis by geographical region

				Change on a
		2003 Q3	2003 Q3	comparable	Change on a
Millions of euros	2004 Q3	(comparable)	(reported)	basis	reported basis

Europe	1,253	1,137	1,156	+10.2%	+8.4%
United States	655	498	529	+31.5%	+23.8%
Other countries	398	336	352	+18.5%	+13.1%

Total	2,306	1,971	2,037	+17.0%	+13.2%

Consolidated net sales for sanofi-aventis (formerly Sanofi-Synthélabo) for the 9 months to end September 2004:

In the nine months to end September 2004, sanofi-aventis (formerly Sanofi-Synthélabo) generated consolidated net sales of 6,766 million euros, up 18.2% (13.9% on a reported basis). Currency fluctuations had a negative impact of 3.7 points.

Consolidated net sales of sanofi-aventis in the nine months to end September by geographical region

		2003 9-month	2003 9-month	Change on a
	2004 9-month	net sales	net sales	comparable	Change on a
Millions of euros	net sales	(comparable)	(reported)	basis	reported basis

Europe	3,837	3,444	3,483	+11.4%	+10.2%
United States	1,720	1,282	1,413	+34.2%	+21.7%
Other countries	1,209	996	1,044	+21.4%	+15.8%

Total	6,766	5,722	5,940	+18.2%	+13.9%

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Proforma combined figures for the third quarter of 2004

Third-quarter proforma combined net sales by geographical region

			Change on a
		2003 Q3	comparable
Millions of euros	2004 Q3	(comparable)	basis

Europe	2,634	2,496	+5.5%
United States	2,422	2,047	+18.3%
Other countries	1,436	1,320	+8.8%

Total	6,492	5,863	+10.7%

2004 third-quarter proforma combined net sales for the top 15 products

		2003 Q3	2003 Q3	Change on a
	2004 Q3	net sales	net sales	comparable
Millions of euros	net sales	(comparable)	(reported)	basis

Lovenox®	482	387	410	+24.5%
Plavix®	433	351	352	+23.4%
Allegra®	367	378	407	-2.9%
Taxotere®	367	336	354	+9.2%
Ambien®	406	347	368	+17.0%
Eloxatin®	332	208	216	+59.6%
Tritace®	237	292	293	-18.8%
Lantus®	224	121	128	+85.1%
Aprovel®	195	172	172	+13.4%
Copaxone®	192	146	155	+31.5%
Amaryl®	161	147	153	+9.5%
Depakine®	76	69	69	+10.1%
Actonel®	80	48	49	+66.7%
Nasacort®	69	58	62	+19.0%
Xatral®	69	54	53	+27.8%

Total	3,690	3,114	3,241	+18.5%

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Proforma combined figures for the nine months to end September 2004

Proforma combined net sales for the 9 months to end September by geographical region

		2003 9-month	Change on a
	2004 9-month	net sales	comparable
Millions of euros	net sales	(comparable)	basis

Europe	8,132	7,635	+6.5%
United States	6,476	5,583	+16.0%
Other countries	4,168	3,770	+10.6%

Total	18,776	16,988	+10.5%

Proforma combined net sales for the 9 months to end September 2004 for the top 15 products

		2003 9-month	2003 9-month	Change on a
	2004 9-month	net sales	net sales	comparable
Millions of euros	net sales	(comparable)	(reported)	basis

Lovenox®	1,397	1,134	1,209	+23.2%
Plavix®	1,251	956	964	+30.9%
Allegra®	1,129	1,222	1,328	-7.6%
Taxotere®	1,083	963	1,021	+12.5%
Ambien®	1,067	909	995	+17.4%
Eloxatin®	873	565	600	+54.5%
Tritace®	702	856	860	-18.0%
Lantus®	599	305	327	+96.4%
Aprovel®	585	502	506	+16.5%
Copaxone®	534	417	447	+28.1%
Amaryl®	491	415	434	+18.3%
Depakine®	226	204	206	+10.8%
Actonel®	220	128	130	+71.9%
Nasacort®	214	194	210	+10.3%
Xatral®	207	156	156	+32.7%

Total	10,578	8,926	9,393	+18.5%

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Explanatory notes:

Unless otherwise stated, all figures in this press release are in French GAAP.

In this press release, we refer to our historical sales as “reported” sales.

In addition to reported sales, we also present and discuss two other non-GAAP indicators that we believe are useful measurement tools to explain changes in our reported sales:

Comparable sales: When we refer to the change in our sales on a “comparable” basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities).

For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period.

We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.

For a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period.

Reconciliation of pro forma combined sales on a reported basis for first nine months 2003 to pro forma combined sales on a comparable basis for the equivalent period

First 9
months
2003

Pro forma combined sales on reported basis	17,924

Impact of changes in Group structure	-206

Impact of exchange rates	-730

Pro forma combined sales on comparable basis	16,988

Pro Forma Combined Developed sales: When we refer to “pro forma combined developed sales” of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales (with Bristol-Myers Squibb on Plavix ® /Iscover ® (clopidogrel) and Aprovel ® /Avapro ® /Karvea ® (irbesartan) and with Fujisawa on Stilnox® / Myslee ® (zolpidem). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.

We believe that pro forma combined developed sales are a useful measurement tool because they demonstrate trends in the overall presence of our products in the market.

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Reconciliation of pro forma combined sales on a reported basis for first nine months to pro forma combined developed sales for the equivalent period

First 9
months
2004

Pro forma combined sales	18,776

Non-consolidated sales of Plavix®/Iscover® net of sales of product to Bristol-Myers Squibb	+1,713

Non-consolidated sales of Aprovel®/Avapro® /Karvea® net of sales of product to Bristol-Myers Squibb	+481

Non-consolidated sales of Stilnox®/Myslee® net of sales of product to Fujisawa	+28

Pro forma combined developed sales	20,998

Important Information

In connection with the proposed merger of Aventis with and into sanofi-aventis, sanofi-aventis has filed a post-effective amendment to its registration statement on Form F-4 (File no. 333-112314), which will includes a preliminary prospectus relating to the merger, and will file additional documents with the SEC. Investors are urged to read the registration statement, including any preliminary prospectus or definitive prospectus (when available) relating to the merger, and any other relevant documents filed with the SEC, including all amendments and supplements, because they will contain important information. Free copies of the registration statement, as well as other relevant documents filed with the SEC, may be obtained at the SEC’s web site at www.sec.gov. At the appropriate time, sanofi-aventis will provide investors with information on how to obtain any merger-related documents for free from sanofi-aventis or from its duly appointed agents.

As agreed with the Autorité des marchés financiers (AMF), a draft of the French prospectus relating to the merger (Document E), which has not yet been approved by the AMF, has been made available, free of charge, at the sanofi-aventis website, www.sanofi-aventis.com, from the time that the documentation filed with the SEC has been available on the website of the SEC. Investors should be aware that the French document which will be available on the sanofi-aventis website is only a draft of the French prospectus (Document E) and that it remains subject to change, in particular in response to comments from the AMF. Therefore, it is strongly recommended that investors read the definitive version of the French prospectus (Document E) which will be available on-line on the websites of the AMF and of sanofi-aventis after it has been approved by the AMF.

Forward-Looking Statements

This press release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-Looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although sanofi-aventis management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among other risks and uncertainties that are described in our Form 20-F as filed with the SEC on April 2, 2004 and in the Reference Document filed with the AMF on April 2, 2004, could cause actual results to differ materially from those described in the forward-looking statements: the ability of sanofi-aventis to expand its presence profitably in the United States; the success of sanofi-aventis’ research and development programs; the ability of sanofi-aventis to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and Europe. Except as required by applicable law, sanofi-aventis does not undertake any obligation to provide updates or to revise any forward-looking statements.

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Investors and security holders may obtain a free copy of the Form 20-F filed with the SEC on April 2, 2004 and any other documents filed by sanofi-aventis with the SEC at www.sec.gov and may obtain the Reference Document filed with the AMF on April 2, 2004 (N° 04-0391) and other documents filed with the AMF at www.amf-france.org. Free copies may also be obtained directly from sanofi-aventis on our web site at: www.sanofi-aventis.com

REMINDER

A conference call will be held today, Thursday, October 21, 2004 at 15.00 hours (Paris Time).

Conference call numbers to be dialed ten minutes before the presentation:

France:	01 70 75 25 41	code:	148769
United Kingdom:	+ 44 207 098 07 13	code:	148769
United States:	+ 1 718 354 11 52	code:	148769

Replay numbers (available for 5 working days):

France:	01 70 70 82 10	code:	148769
United Kingdom:	+ 44 207 984 75 78	code:	148769
United States:	+1 718 354 11 12	code:	148769

The conference call will be in English, and you can follow it live on www.sanofi-aventis.com

The slides used in the presentation will be posted on our website at 14.00 hours (Paris Time).

Investor Relations Department

Europe Tel: + 33 1 53 77 45 45	US Tel: +1 212 551 4018

E-mail: IR@sanofi-aventis.com

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